Filed by Brookfield Mortgage Opportunity Income Fund Inc. (File No. 811-22773)

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-6 under the Securities Act of 1934, as amended

Subject Companies:

Brookfield Mortgage Opportunity Income Fund Inc.

File No. 811-22773

For immediate release

Friday, November 18, 2016

Brookfield Investment Management Inc. Announces Shareholder Approval of the Reorganization of Brookfield Mortgage Opportunity Income Fund Inc. into Brookfield Real Assets Income Fund Inc.

NEW YORK, NY—November 18, 2016—Brookfield Investment Management Inc. (the “Adviser”) announced today that, at a special meeting of shareholders held earlier today, shareholders of Brookfield Mortgage Opportunity Income Fund Inc. (NYSE:BOI) approved the reorganization of BOI into Brookfield Real Assets Income Fund Inc. Additionally, as previously announced, shareholders of each of Brookfield Total Return Fund Inc. (NYSE:HTR) and Brookfield High Income Fund Inc. (NYSE:HHY) have previously approved the reorganization of each Fund into Brookfield Real Assets Income Fund Inc.

It is currently expected that the reorganizations will be completed after the close of the New York Stock Exchange on December 2, 2016, subject to all applicable regulatory requirements and other customary closing conditions being satisfied. Detailed information on the reorganizations is contained in the proxy materials previously filed with the SEC.

Forward-Looking Statements

Certain statements made in this news release that are not historical facts are referred to as “forward-looking statements” under the U.S. federal securities laws. Actual future results or occurrences may differ significantly from those anticipated in any forward-looking statements due to numerous factors. Generally, the words “believe,” “expect,” “intend,” “estimate,” “anticipate,” “project,” “will” and similar expressions identify forward-looking statements, which generally are not historical in nature. Forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ from the historical experience of Brookfield Investment Management Inc. and the Funds managed by Brookfield Investment Management Inc. and its present expectations or projections. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Brookfield Investment Management Inc. and the Funds managed by Brookfield Investment Management Inc. undertake no responsibility to update publicly or revise any forward-looking statements.

Brookfield Investment Management (the “Firm”) is an SEC-registered investment adviser and represents the Public Securities platform of Brookfield Asset Management. The Firm provides global listed real assets strategies including real estate equities, infrastructure equities, real asset debt and diversified real assets. With approximately $15 billion of assets under management as of September 30, 2016, the Firm manages separate accounts, registered funds and opportunistic strategies for institutional and individual clients, including financial institutions, public and private pension plans, insurance companies, endowments and foundations, sovereign wealth funds and high net worth investors. The Firm is a wholly-owned subsidiary of Brookfield Asset Management, a leading global alternative asset manager with approximately $250 billion of assets under management as of September 30, 2016. For more information, go to www.brookfield.com.

Brookfield Mortgage Opportunity Income Fund Inc., Brookfield Total Return Fund Inc. and Brookfield High Income Fund Inc. are managed by Brookfield Investment Management Inc. The Funds use their website as a channel of distribution of material company information. Financial and other material information regarding the Funds are routinely posted on and accessible at www.brookfield.com.

COMPANY CONTACT

Brookfield Mortgage Opportunity Income Fund Inc.

Brookfield Total Return Fund Inc.

Brookfield High Income Fund Inc.

Brookfield Place

250 Vesey Street, 15th Floor

New York, NY 10281-1023

(855) 777-8001

funds@brookfield.com